EXHIBIT 4.1

Astrotech Corporation

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material terms and provisions of our capital stock, Certificate of Incorporation (as amended, the “Certificate of Incorporation”), Bylaws (the “Bylaws”), Certificate of Designations of Series A Junior Participating Preferred Stock (the “Series A Certificate of Designations”), Certificate of Designations of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate of Designations”) and certain provisions of the Delaware General Corporation Law (the “DGCL”). The following descriptions do not purport to be complete and are qualified in their entirety by reference to the relevant provisions of our Certificate of Incorporation, Bylaws, Certificate of Designations and the DGCL. You should refer to our Certificate of Incorporation, Certificate of Amendment to Certificate of Incorporation, Certificate of Amendment to Certificate of Incorporation, Bylaws, Series A Certificate of Designations and Series D Certificate of Designations, which are filed as Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6, respectively, to this Annual Report on Form 10-K, and the DGCL.

As of September 13, 2022, Astrotech Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), had authorized capital stock consisting of 250,000,000 shares of common stock, $0.001 par value, and 2,500,000 shares of preferred stock, $0.001 par value. Our Board of Directors (the “Board”) may establish the rights and preferences of the preferred stock from time to time. As of September 13, 2022, there were 50,567,864 shares of our common stock issued and outstanding and 280,898 shares of Series D Preferred Stock (as defined below) issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Our Certificate of Incorporation does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board out of legally available funds. However, the current policy of our Board is to retain earnings, if any, for the operation and expansion of our Company. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Our common stock is presently listed on The Nasdaq Capital Market under the ticker symbol ASTC.

Preferred Stock

Series D Preferred Stock

The Board has designated 280,898 shares as Series D Convertible Preferred Stock (the “Series D Preferred Stock”). Holders of Series D Preferred Stock shall be entitled to receive, and the Company shall pay, dividends on the Series D Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when, as and if such dividends are paid on shares of the common stock. No other dividends shall be paid on the Series D Preferred Stock.

Except as otherwise provided in the Series D Certificate of Designations or as otherwise required by law, the Series D Preferred Stock shall have no voting rights. However, as long as any Series D Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of the Series D Preferred Stock (a) alter or change adversely the powers, preferences or rights given to such series or alter or amend the Series D Certificate of Designations, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, such series, (c) amend its Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the respective holders, (d) increase the number of authorized Series D Preferred Stock or (e) enter into any agreement with respect to any of the foregoing.

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), each holder of Series D Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Stated Value (as defined in the Series D Certificate of Designations), plus any other fees or liquidated damages then due and owing thereon under the Series D Certificate of Designations, for Series D Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities (as defined in the Series D Certificate of Designations). A Fundamental Transaction or Change of Control Transaction (each as defined in the Series D Certificate of Designations) shall be deemed a Liquidation.

If, at any time while the Series D Preferred Stock is outstanding, upon a Fundamental Transaction (as defined in the Series D Certificate of Designations), each holder shall have the right to receive, for each Conversion Share (as defined in the Series D Certificate of Designations) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any Alternate Consideration (as defined in the Series D Certificate of Designations) receivable as a result of such Fundamental Transaction by a holder of the number of shares of common stock for which the Series D Preferred Stock is convertible immediately prior to such Fundamental Transaction. For purposes of any such conversion, the determination of the Conversion Price (as defined in the Series D Certificate of Designations) shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction.

As of September 13, 2022, the 280,898 shares of Series D Preferred Stock are convertible into an aggregate of 280,898 shares of common stock at the option of the holder. Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of Series D Preferred Stock are not callable by the Company.

Additional Series of Preferred Stock

Our Certificate of Incorporation provides that our Board may by resolution, without further vote or action by the stockholders, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. Once designated by our Board, each series of preferred stock will have specific financial and other terms that will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include our Certificate of Incorporation and any certificates of designation that the Board may adopt. Prior to the issuance of shares of each series of preferred stock, the Board is required to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

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the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution of the Board;

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the rate and manner of payment of dividends payable on shares of such series, including the dividend rate, date of declaration and payment, whether dividends shall be cumulative, and the conditions upon which and the date from which such dividends shall be cumulative;

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whether shares of such series shall be redeemed, the time or times when, and the price or prices at which, shares of such series shall be redeemable, the redemption price, the terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

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the rights including the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

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the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of common stock, other securities, or shares of any other class or series of preferred stock and the terms and conditions of such conversion or exchange;

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the voting rights, if any, and whether full or limited, of the shares of such series, which may include no voting rights, one vote per share, or such higher number of votes per share as may be designated by the Board; and

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the preemptive or preferential rights, if any, of the holders of shares of such series to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Company, whether or not convertible into shares of stock with the Company.

The issuance of preferred stock may delay, deter or prevent a change in control.

The description of preferred stock above are not complete. Please refer to any applicable certificate of designation for complete information.

Warrants

As of September 13, 2022, we had issued and outstanding warrants to purchase up to 2,392,634 shares of common stock. The respective exercise prices and expiration dates of such warrants are listed below.

On March 26, 2020, 24,780 warrants were issued at an exercise price of $6.25 and an expiration date of March 25, 2025. On March 30, 2020, 61,133 warrants were issued at an exercise price of $4.6875 and an expiration date of March 27, 2025. On October 23, 2020, 469,565 warrants were issued at an exercise price of $2.88 and an expiration date of October 21, 2025. On October 28, 2020, 173,274 warrants were issued with an exercise price of $2.6875 and an expiration date of October 28, 2025. On February 16, 2021, 170,732 warrants were issued at an exercise price of $4.06 and an expiration date of February 11, 2026. On April 12, 2021, 1,493,150 warrants were issued with an exercise price of $1.875 and an expiration date of April 7, 2026.

Options

As of September 13, 2022, we had options issued and outstanding to purchase 1,028,532 shares of our common stock at a weighted average price of $1.35 per share issued under the Company’s 2008 Stock Incentive Plan, 2011 Stock Incentive Plan and 2021 Stock Incentive Plan.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Furthermore, our Certificate of Incorporation and Bylaws may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation and Bylaws, as applicable, among other things:

•	provide the Board with the ability to alter the Bylaws without stockholder approval;

•	place limitations on the removal of directors; and

•	provide that vacancies on the Board may be filled by a majority of the directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with its Board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause our market price of our common stock to decline.

Blank Check Preferred. Our Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 2,500,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series. The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control. Our Board has designated 300,000 shares as Series A Junior Preferred Stock, none of which were issued and outstanding as of September 13, 2022. Our Board has also designated 280,898 shares as Series D Preferred Stock, all of which were issued and outstanding as of September 13, 2022.

Advance Notice Bylaws. The Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to our Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Our Certificate of Incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director's duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Certificate of Incorporation provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by the DGCL. Our Bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by the DGCL. Our Bylaws require that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.